Exhibit 21.1

SUBSIDIARIES OF AVOCENT CORPORATION

As of December 31, 2002

1.	Avocent Huntsville Corp., an Alabama corporation

2.	Avocent Services Corporation, a Texas corporation

3.	Avocent International, Ltd., an Ireland corporation

4.	Avocent Computertechnik GmbH, a Germany corporation

5.	Avocent Redmond Corp., a Washington corporation

6.	Apex International, Inc., a Washington corporation

7.	Apex PC Solutions, Ltd., a Barbados corporation

8.	Avocent Nevada LLC, a Nevada limited liability company

9.	Avocent Texas, L.P., a Texas limited partnership

10.	Avocent Texas I, LLC, a Washington limited liability company

11.	Avocent Texas II, LLC, a Washington limited liability company

12.	Avocent Sunrise Corp., a Florida corporation

13.	2C Computing, Inc., an Alabama corporation

14.	Nihon Avocent KK, a Japan corporation

15.	Avocent China Ltd., a Hong Kong corporation